SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February, 2014

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Banco Santander, S.A.

Item

1	Material Fact dated February 24, 2014

MATERIAL FACT

Further to the relevant fact communication dated February 21, 2014 (registry number 200773), whereby Banco Santander, S.A. (“Banco Santander”) announced the resolution to call the shareholders to the Ordinary General Shareholder’s Meeting to be held on 27 and 28 March 2014, on first call and on second call respectively, Banco Santander informs that it is envisaged to implement again the “Santander Dividendo Elección” program, on the dates on which the final dividend is traditionally paid (April / May). Thus, subject to the approval by the aforementioned Ordinary General Shareholder’s Meeting of the corresponding free of charge capital increase and the subsequent Executive Committee of Banco Santander’s prior resolution, shareholders shall have the possibility to choose whether to receive cash or new shares on such dates. The envisaged timeline for the implementation of the “Santander Dividendo Elección” program is as follows 1:

•	10 April 2014. Execution of the Capital increase. Communication of the number of rights needed to receive one share and of the final price of the right-purchase commitment2. Such price will be determined considering the stock price of the Santander share on 3,4,7,8 and 9 April.

•	11 April 2014 (23:59 hours CET). Record date for the granting of rights.

•	14 April 2014. Commencement of the rights trading period. Santander shares start trading ex-coupon.

•	23 April 2014. Last date to request remuneration in cash (sale of rights to Grupo Santander).

•	28 April 2014. End of the trading period of the rights. Acquisition of rights by Grupo Santander from those shareholders who have requested cash.

•	2 May 2014. Payment of cash to shareholders who have so requested.

•	9 May 2014. Commencement of the ordinary trading of the new shares in the Spanish Stock Exchanges, subject to the granting of the relevant authorizations3. Shareholders who have opted for new shares have them delivered.

Subject to the aforementioned approval by the Ordinary General Shareholder’s Meeting of the corresponding free of charge capital increase and the subsequent Executive Committee of Banco Santander’s resolution, it is deemed that the gross price at which Grupo Santander shall irrevocably commit to purchase rights, which will be calculated pursuant to the formula approved, if appropriate, by the Ordinary General Shareholders’ Meeting, will be approximately 0.150 Euros per right.

Boadilla del Monte (Madrid), February 24, 2014

1	The term for the acceptance of the right-purchase commitment and the envisaged payment date for those shareholders who request cash may not be coincidental with those set out above in respect of those shareholders holding Santander shares in the various foreign stock exchanges in which the Bank is listed.
2	The option to receive cash throughout the sale of rights to Grupo Santander will be available only to shareholders as of the relevant record date and only with regard to the rights granted on that date. This option will not be available with regard to rights acquired on market.
3	Admission to listing of the new shares in the foreign stock exchanges where the Bank is listed shall also be requested.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: February 24, 2014	By:	/s/ José Antonio Álvarez
Name: José Antonio Álvarez
Title: Executive Vice President